

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2023

Le Thi Thu Thuy
Chief Executive Officer
VinFast Auto Pte. Ltd.
Dinh Vu – Cat Hai Economic Zone
Cat Hai Islands, Cat Hai Town, Cat Hai District
Hai Phong City, Vietnam

> **Re: VinFast Auto Pte. Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed July 12, 2023**
> **File No. 333-272663**

Dear Le Thi Thu Thuy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-4, filed July 12, 2023

General

1. Please note that this comment letter reflects only the amendment filed July 12, 2023. The subsequent amendment filed July 17, 2023 was not reviewed and the staff will review the next filing that is responsive to the comments in this letter.

PROPOSAL NO. 3: THE ARTICLES AMENDMENT PROPOSAL, page 127

2. We note your revisions to include an amendment to the charter to remove the requirement to maintain US$5,000,001 in net tangible assets. Revise to clarify whether the parties have waived the related condition to the closing of the Business Combination that is also

dependent upon having at least US$5,000,001 in net tangible assets as of the Closing. Also, please revise to discuss the risk that your shares may not be approved for initial listing on NASDAQ, in light of your dependence upon this status to avoid a "penny stock" determination, and discuss the consequences of such outcome.

You may contact Ernest Greene at 202-551-3733 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing